EXHIBIT 99
                                                                      ----------

                           CORAL GOLD RESOURCES LTD.
                         Suite 400-455 Granville Street
                              Vancouver, BC V6C 1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600

February 18, 2005

British Columbia Securities Commission
701 West Georgia Street
9th Floor
Vancouver, BC  V7Y 1L2

Dear Sirs:

Re: Coral Gold Resources Ltd.
-----------------------------

As per National Instrument 54-101 requirements, please be advised of the following:

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Issuer                                              Coral Gold Resources Ltd.
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ISIN                                                CA2180021032
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Meeting Date                                        June 14, 2005
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Record Date for Notice                              May 6, 2005
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Record Date for Voting                              May 6, 2005
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Beneficial Ownership Determination Date             May 6, 2005
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Class of Securities Entitled to Receive Notice      Common
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Class of Securities Entitled to Vote                Common
--------------------------------------------------  ----------------------------
Business of Type                                    Routine
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Yours truly,

CORAL GOLD RESOURCES LTD.


"Connie Lillico"

Connie Lillico
Corporate Secretary

Cc:   Alberta Securities Commission
      Ontario Securities Commission
      TSX Venture Exchange